Term sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 3-I dated November 14, 2011	Term Sheet to Product Supplement No. 3-I Registration Statement No. 333-177923 Dated January 16, 2014; Rule 433

Structured Investments	$ Capped Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar due January 23, 2015

General

•	The notes are designed for investors who seek a return of at least 1.6 times any appreciation of the offshore Chinese renminbi relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, up to a maximum return of at least 160% at maturity. Investors should be willing to forgo interest payments and, if the Reference Currency Return is negative, be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes are linked to the exchange rate of the “offshore” Chinese renminbi relative to the U.S. dollar and not the U.S. dollar/“onshore” Chinese renminbi relative to the U.S. dollar.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 23, 2015†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about January 17, 2014 and are expected to settle on or about January 23, 2014.

Key Terms

Reference Currency:	Offshore Chinese renminbi (CNH)
Base Currency:	U.S. dollar (USD)
Upside Leverage Factor:	At least 1.6. The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 1.6.
Payment at Maturity:

If the offshore Chinese renminbi appreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate (i.e., the Reference Currency Return is positive), you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Reference Currency Return times the Upside Leverage Factor, subject to the Maximum Return. Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Reference Currency Return × Upside Leverage Factor), subject to the Maximum Return

If the offshore Chinese renminbi remains flat relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate (i.e., the Reference Currency Return is zero), you will receive the principal amount of your notes at maturity.

If the offshore Chinese renminbi depreciates relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate (i.e., the Reference Currency Return is negative), you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Reference Currency Return)

If the Reference Currency Return is negative, you will lose some of your principal amount and may lose all of your principal amount at maturity.

Maximum Return:	At least 160%. For example, assuming the Maximum Return is 160%, if the Reference Currency Return is equal to 100%, you will receive the Maximum Return of 160%, which entitles you to a maximum payment at maturity of $2,600 per $1,000 principal amount note that you hold. The Maximum Return is intended to reflect the maximum Reference Currency Return of 100% embedded in the Reference Currency Return formula, as adjusted by the Upside Leverage Factor. The actual Maximum Return will be provided in the pricing supplement and will not be less than 160%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $2,600 per $1,000 principal amount note.
Reference Currency Return:	Starting Spot Rate – Ending Spot Rate Starting Spot Rate

In no event, however, will the Reference Currency Return be less than -100%.

Please see “How Do Exchange Rates Work?” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Appreciation of the Reference Currency and Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this term sheet for more information.

Starting Spot Rate:

The Starting Spot Rate is expressed as a number of offshore Chinese renminbi per U.S. dollar, will be provided in the pricing supplement and will be (a) the Spot Rate on the pricing date, determined as specified under “— Spot Rate” below, or (b) an exchange rate determined by reference to certain intra-day trades, in each case, as determined by the calculation agent in good faith and a commercially reasonable manner.

Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate in good faith, such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-4 of this term sheet.

Ending Spot Rate:	The arithmetic average of the Spot Rates on each of the Ending Averaging Dates
Original Issue Date (Settlement Date):	January 23, 2014
Ending Averaging Dates†:	January 13, 2015, January 14, 2015, January 15, 2015, January 16, 2015, and January 20, 2015 (the “Final Ending Averaging Date”)
Maturity Date†:	January 23, 2015
CUSIP:	48126NTU1
Other Key Terms	See “Additional Key Terms” on page TS-1 of this term sheet.
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 3-I

Investing in the Capped Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 3-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $8.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on PS-43 of the accompanying product supplement no. 3-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $985.50 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $970.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 16, 2014

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 3-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 3-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Reference Currency (which is Hong Kong) and (b) banking institutions in The City of New York and the principal financial center for the Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.
•	SPOT RATE — The Spot Rate on any relevant day is expressed as a number of offshore Chinese renminbi per U.S. dollar and is equal to the offshore Chinese renminbi per one U.S. dollar exchange rate as reported by Reuters Group PLC (“Reuters”) on Reuters page “CNHFIX=” at approximately 11:15 a.m., Hong Kong Time, on that day.
JPMorgan Structured Investments —	TS-1
Capped Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Reference Currency Return reflects the return of the offshore Chinese renminbi relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the offshore Chinese renminbi relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the offshore Chinese renminbi relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into offshore Chinese renminbi at the Starting Spot Rate on the pricing date and then, over the Ending Averaging Dates, converting back into U.S. dollars at the Ending Spot Rate. In this term sheet, we refer to the return of the offshore Chinese renminbi relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Reference Currency Return formula, any appreciation of the offshore Chinese renminbi relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of the offshore Chinese renminbi relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of the offshore Chinese renminbi relative to the U.S. dollar increases as the Reference Currency Return increases, and the magnifying effect on any depreciation of the offshore Chinese renminbi relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The Spot Rate is expressed as the number of offshore Chinese renminbi per U.S. dollar. As a result, a decrease in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the offshore Chinese renminbi has appreciated / strengthened relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate. This means that one offshore Chinese renminbi could purchase more U.S. dollars over the Ending Averaging Dates than it could on the pricing date. Viewed another way, it would take fewer offshore Chinese renminbi to purchase one U.S. dollar over the Ending Averaging Dates than it did on the pricing date.

The following examples assume a Starting Spot Rate of 6.00 for the offshore Chinese renminbi relative to the U.S. dollar.

Example 1: The offshore Chinese renminbi strengthens from the Starting Spot Rate of 6.00 offshore Chinese renminbi per U.S. dollar to the Ending Spot Rate of 5.70 offshore Chinese renminbi per U.S. dollar.

The Reference Currency Return is equal to 5.00%, calculated as follows:

(6.00 – 5.70) / 6.00 = 5.00%

By contrast, if the return on the offshore Chinese renminbi were determined using a conversion return, the return would be 5.26%.

Example 2: The offshore Chinese renminbi strengthens from the Starting Spot Rate of 6.00 offshore Chinese renminbi per U.S. dollar to the Ending Spot Rate of 3.00 offshore Chinese renminbi per U.S. dollar.

The Reference Currency Return is equal to 50.00%, calculated as follows:

(6.00 – 3.00) / 6.00 = 50.00%

By contrast, if the return on the offshore Chinese renminbi were determined using a conversion return, the return would be 100.00%. The payment at maturity will not reflect a return greater than the Maximum Return if the offshore Chinese renminbi has appreciated relative to the U.S. dollar.

As Examples 1 and 2 above demonstrated, the diminishing effect on any appreciation of the Reference Currency relative to the U.S. dollar increases as the Reference Currency Return increases.

Conversely, an increase in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the offshore Chinese renminbi has depreciated / weakened relative to the U.S. dollar from the Starting Spot Rate to the Final Ending Average Date. This means that it would take more offshore Chinese renminbi to purchase one U.S. dollar over the Ending Averaging Dates than it did on the pricing date. Viewed another way, one offshore Chinese renminbi could purchase fewer U.S. dollars over the Ending Averaging Dates than it could on the pricing date.

Example 3: The offshore Chinese renminbi weakens from the Starting Spot Rate of 6.00 offshore Chinese renminbi per U.S. dollar to the Ending Spot Rate of 6.60 offshore Chinese renminbi per U.S. dollar.

The Reference Currency Return is equal to -10.00%, calculated as follows:

(6.00 – 6.60) / 6.00 = -10.00%

By contrast, if the return on the offshore Chinese renminbi were determined using a conversion return, the return would be -9.09%.

Example 4: The offshore Chinese renminbi weakens from the Starting Spot Rate of 6.00 offshore Chinese renminbi per U.S. dollar to the Ending Spot Rate of 12.00 offshore Chinese renminbi per U.S. dollar.

The Reference Currency Return is equal to -100.00%, calculated as follows:

(6.00 – 12.00) / 6.00 = -100.00%

By contrast, if the return on the offshore Chinese renminbi were determined using a conversion return, the return would be -50.00%.

As Examples 3 and 4 above demonstrated, the magnifying effect on any depreciation of Reference Currency relative to the U.S. dollar increases as the Reference Currency Return decreases.

The hypothetical Starting Spot Rate, Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments —	TS-2
Capped Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL IF THE REFERENCE CURRENCY RETURN IS POSITIVE — The notes provide the opportunity to enhance returns by multiplying a positive Reference Currency Return by the Upside Leverage Factor, up to the Maximum Return of at least 160.00%. The actual Upside Leverage Factor and Maximum Return will be provided in the pricing supplement and will not be less than 1.6 and 160%, respectively, and, accordingly, the maximum payment at maturity per $1,000 principal amount note will not be less than $2,600.00. The Maximum Return is intended to reflect the maximum Reference Currency Return of 100% embedded in the Reference Currency Return formula, as adjusted by the Upside Leverage Factor. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	RETURN DEPENDENT ON THE OFFSHORE CHINESE RENMINBI VERSUS THE U.S. DOLLAR — The return on the notes is dependent on the performance of the offshore Chinese renminbi, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will vary based on changes in the value of the offshore Chinese renminbi relative to the U.S. dollar as described under “Key Terms” in this term sheet. The notes are not linked to the performance of the “onshore” Chinese renminbi relative to the U.S. dollar. Please see “How Do Exchange Rates Work?”, “Selected Risk Considerations — The Notes Are Linked to the U.S. Dollar/“Offshore” Chinese Renminbi Exchange Rate and Not the U.S. Dollar/“Onshore” Chinese Renminbi Exchange Rate” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Appreciation of the Reference Currency and Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this term sheet for more information.
•	TAX TREATMENT — In determining our reporting responsibilities, we intend to treat the notes for U.S. federal income tax purposes as “open transactions” that are not debt instruments, as described in the section entitled “Material U.S. Federal Income Tax Consequences – Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 3-I.

No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to their proper characterization and treatment. Assuming that “open transaction” treatment is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”). Ordinary foreign currency losses are potentially subject to certain reporting requirements. However, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as short-term capital gain or loss. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election, as well as the special reporting requirements that apply to foreign currency losses in excess of specified thresholds.

The IRS or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially affected. For instance, the notes could be treated as short-term debt instruments, in which case, if you hold your notes to maturity, any gain you realize would be treated as ordinary income. However, it is possible that any loss you realize at maturity would be treated as capital loss. Alternatively, it is possible that some or all of any such loss would be treated as ordinary foreign currency income or loss under Section 988, which could be subject to special reporting rules. Furthermore, in 2007 the IRS issued a revenue ruling holding that a financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in some respects from the instrument described in the revenue ruling. If the revenue ruling were applied to the notes, it could materially affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether investors in short-term instruments should be required to accrue income. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments —	TS-3
Capped Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the offshore Chinese renminbi, the U.S. dollar or the exchange rate between the offshore Chinese renminbi and U.S. dollar or any contracts related to the offshore Chinese renminbi, the U.S. dollar or the exchange rate between the offshore Chinese renminbi and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 3-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the offshore Chinese renminbi relative to the U.S. dollar and whether, and the extent to which, the Reference Currency Return is positive or negative. Your investment will be exposed to loss if the offshore Chinese renminbi depreciates relative to the U.S. dollar (i.e., the Reference Currency Return is negative). You will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Accordingly, you could lose some or all of your principal amount at maturity.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN — If the offshore Chinese renminbi appreciates relative to the U.S. dollar (i.e., the Reference Currency Return is positive), for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the offshore Chinese renminbi relative to the U.S. dollar, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 160.00%.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 3-I for additional information about these risks.

For example, one of the duties of JPMS, as calculation agent, involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date.

•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the
JPMorgan Structured Investments —	TS-4
Capped Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar

economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Reference Currency Return, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the exchange rate and the volatility of the exchange rate of the offshore Chinese renminbi relative to the U.S. dollar;
•	suspension or disruption of market trading in the offshore Chinese renminbi or the U.S. dollar;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCY AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR — The Reference Currency Return reflects the return of the offshore Chinese renminbi relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the offshore Chinese renminbi relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the offshore Chinese renminbi relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into offshore Chinese renminbi at the Starting Spot Rate on the pricing date and then, over the Ending Averaging Dates, converting back into U.S. dollars at the Ending Spot Rate. In this term sheet, we refer to the return on the offshore Chinese renminbi relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Reference Currency Return formula, any appreciation of the offshore Chinese renminbi relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of the offshore Chinese renminbi relative to the U.S. dollar will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of the offshore Chinese renminbi relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the Reference Currency Return increases. The magnifying effect on any depreciation of the offshore Chinese renminbi relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return. See “How Do Exchange Rates Work?” in this term sheet for more information.

•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the offshore Chinese renminbi or contracts related to the offshore Chinese renminbi for which there is an active secondary market.
•	THE NOTES ARE LINKED TO THE U.S. DOLLAR/“OFFSHORE” CHINESE RENMINBI EXCHANGE RATE AND NOT THE U.S. DOLLAR/“ONSHORE” CHINESE RENMINBI EXCHANGE RATE — The notes are linked to the rate of exchange between the U.S. dollar and the “offshore” Chinese renminbi (CNH) that trades in the interbank market in
JPMorgan Structured Investments —	TS-5
Capped Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar

Hong Kong and is currently only deliverable in Hong Kong. This rate is not the same as the rate of exchange between the U.S. dollar and the “onshore” Chinese renminbi that trades in, and is currently only deliverable in, the People’s Republic of China, excluding Hong Kong, Macau and Taiwan (CNY). The CNH/U.S. dollar exchange rate has differed, and will likely continue to differ, from the CNY/U.S. dollar exchange rate. Accordingly, the return on the notes may be less than the potential returns on a note with similar terms linked to CNY. In addition, historical data of CNH is available only since August 23, 2010, therefore, in comparison with CNY, less information about its performance is available to help you make your investment decision. Moreover, the offshore Chinese renminbi deliverable in Hong Kong has historically not been as liquid as the onshore Chinese renminbi deliverable in the People’s Republic of China, excluding Hong Kong, Macau and Taiwan. If the lesser liquidity of the offshore Chinese renminbi vis-a-vis the onshore Chinese renminbi continues, or if the CNH/U.S. dollar exchange rate ceases to serve as a benchmark for the performance of the offshore Chinese renminbi deliverable in Hong Kong, your return on the notes may be adversely affected.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the offshore Chinese renminbi or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Hong Kong, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in China and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in China and the United States; and
•	the extent of governmental surplus or deficit in China and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by China and the United States, and those of other countries important to international trade and finance.

•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of China and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
•	THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE EMERGING MARKETS CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT CURRENCY RISK — An investment in the notes is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the CNH, relative to the U.S. dollar. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the notes.

The exchange rate between the Chinese renminbi and the U.S. dollar is managed by the Chinese government, and may also be influenced by political or economic developments in the People’s Republic of China or elsewhere and by macroeconomic factors and speculative actions. The People’s Bank of China, the monetary authority in China, sets the spot rate of the Chinese renminbi, and may also use a variety of techniques, such as intervention by its central bank or imposition of regulatory controls or taxes, to affect the Chinese renminbi/U.S. dollar exchange rate. In the future, the Chinese government may also issue a new currency to replace its existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of the Chinese renminbi in ways that may be adverse to your interests. Further, the Chinese renminbi is not fully convertible into other currencies. The exchange rate is also influenced by political or economic developments in China, the United States or elsewhere and by macroeconomic factors and speculative actions.

While the inflow and outflow of renminbi in China has historically been tightly controlled by the People’s Bank of China, there have been signs in recent years of a nascent but fast growing offshore renminbi market, with foreign exchange reforms implemented in 2010 serving as the catalyst. These reforms allow the renminbi to move to Hong Kong from mainland China without restriction if it is for the purpose of international trade settlement (e.g., import payments). Once moved offshore, this renminbi is reclassified from “CNY” renminbi to so-called “CNH” renminbi, which has no mainland restriction as to its end-use if it remains offshore. However, the growth of the CNH market may be impeded as China still tightly regulates the “back flow” of CNH into the onshore mainland market, in part to protect domestic markets. This creates a separate currency market for onshore versus offshore renminbi with different levels of exchange rates driven by capital control measures, supply and demand and arbitrage opportunities. No assurance can be given with respect to any future changes in the policy of the People’s Republic of China dealing with offshore renminbi trading. To the extent that management of the renminbi by the People’s Bank of China has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government’s management of the CNH could result in significant movement in the value of the renminbi. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the People’s Republic of China and the United States, including capital control measures and economic and political developments in other countries.

JPMorgan Structured Investments —	TS-6
Capped Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar

•	IF THE LIQUIDITY OF THE REFERENCE CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity over the Ending Averaging Dates would likely have an adverse effect on the Ending Spot Rate for the Reference Currency, and therefore, on the return on your notes.
•	THE REFERENCE CURRENCY HAS LIMITED PERFORMANCE HISTORY– Publication of the exchange rates of the offshore Chinese renminbi against the U.S. dollar began on August 23, 2010. Therefore, the performance of offshore Chinese renminbi relative to the U.S. dollar has a limited history and no actual investment which allowed tracking of the performance of the offshore Chinese renminbi relative to the U.S. dollar was possible before August 23, 2010.
•	EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. Dollar TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the offshore Chinese renminbi and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the Chinese and United States governments and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the offshore Chinese renminbi relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 3-I for further information on what constitutes a market disruption event.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of JPMS’s estimated value, the Upside Leverage Factor and the Maximum Return will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value, the Upside Leverage Factor and the Maximum Return.
JPMorgan Structured Investments —	TS-7
Capped Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes a Starting Spot Rate of 6.00, an Upside Leverage Factor of 1.6 and a Maximum Return of 160.00%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Reference Currency Return	Total Return
0.00	100.00%(1)	160.00%
1.20	80.00%	128.00%
2.10	65.00%	104.00%
3.00	50.00%	80.00%
3.60	40.00%	64.00%
4.20	30.00%	48.00%
4.80	20.00%	32.00%
5.10	15.00%	24.00%
5.40	10.00%	16.00%
5.70	5.00%	8.00%
5.94	1.00%	1.60%
6.00	0.00%	0.00%
6.06	-1.00%	-1.00%
6.30	-5.00%	-5.00%
6.60	-10.00%	-10.00%
7.20	-20.00%	-20.00%
7.50	-25.00%	-25.00%
7.80	-30.00%	-30.00%
8.40	-40.00%	-40.00%
9.00	-50.00%	-50.00%
9.60	-60.00%	-60.00%
10.20	-70.00%	-70.00%
10.80	-80.00%	-80.00%
11.40	-90.00%	-90.00%
12.00	-100.00%	-100.00%

(1) Due to the Reference Currency Return formula, the Reference Currency Return will not exceed 100%.

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Currency appreciates from the Starting Spot Rate of 6 to an Ending Spot Rate of 5.70. Because the Reference Currency Return is positive and the Reference Currency Return of 5% multiplied by 1.6 does not exceed the Maximum Return of 160%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 1.6) = $1,080

Example 2: The Reference Currency appreciates from the Starting Spot Rate of 6 to an Ending Spot Rate of 0. Because the Reference Currency Return is positive and the Reference Currency Return is 100%, the investor is entitled to receive the hypothetical Maximum Return of 160% and receives a payment at maturity of $2,600 per $1,000 principal amount note, the hypothetical maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 × 1.6) = $2,600

Example 3: The Reference Currency depreciates from the Starting Spot Rate of 6 to an Ending Spot Rate of 8.40. Because the Reference Currency Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-8
Capped Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar

Historical Information

The following graph shows the historical weekly performance of the offshore Chinese renminbi relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of offshore Chinese renminbi that can be exchanged for one U.S. dollar, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from August 27, 2010 through January 10, 2014. Publication of the exchange rate of the offshore Chinese renminbi relative to the U.S. dollar began on August 23, 2010. The exchange rate of the offshore Chinese renminbi relative to the U.S. dollar, as shown on Bloomberg Financial Markets, on January 15, 2013 was 6.0221.

The historical exchange rates used to calculate the graph below were determined using the rates reported by Bloomberg Financial Markets, without independent verification, and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. The Reference Currency Return increases when the offshore Chinese renminbi appreciates in value against the U.S. dollar.

The Spot Rate on January 15, 2013 was 6.0194, calculated in the manner set forth under “Key Terms — Spot Rate” on PS-1 of this term sheet. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the pricing date or any Ending Averaging Date. We cannot give you assurance that the performance of the offshore Chinese renminbi relative to the U.S. dollar will result in the return of any of your principal.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

JPMorgan Structured Investments —	TS-9
Capped Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?” and “Hypothetical Examples of Amount Payable at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Offshore Chinese Renminbi versus the U.S. Dollar” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-24 of the accompanying product supplement no. 3-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

JPMorgan Structured Investments —	TS-10
Capped Return Enhanced Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar